Exhibit 99.3

FORM OF PROXY SOLICITED BY NEW GOLD INC. FOR USE AT A MEETING OF NOTEHOLDERS

TO BE HELD ON FRIDAY, MAY 9, 2008.

This proxy is solicited on behalf of New Gold Inc. (the “Company”).

The undersigned noteholder(s) of the Company hereby appoint(s) Clifford J. Davis, the President and Chief Executive Officer of the Company, or in lieu of the foregoing, John Pitcher, the Secretary of the Company, or in lieu of either of the foregoing, _________, as my proxyholder with full power of substitution to attend and vote on behalf of the undersigned in accordance with the following direction given (and if no direction or both directions have been given to vote FOR the matter) and all other matters that may properly come before the meeting of noteholders of the Company (the “Meeting”) to be held in the Fraser & Beatty Room at the offices of Fraser Milner Casgrain LLP on the 39th floor, 1 First Canadian Place, Toronto, Ontario at 2:00 p.m. (Toronto time) on Friday, May 9, 2008 and at any adjournment thereof.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMEND THAT YOU VOTE FOR THE RESOLUTION DESCRIBED IN ITEM 1 BELOW. The undersigned specifies that all of the listed 10% subordinated notes (the “Subordinated Notes”) of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1.
FOR ( ) AGAINST ( ) a resolution approving the amended and restated note indenture (the  “Amended Indenture”) and authorizing and directing Computershare Trust Company of Canada,  as note trustee, to sign and deliver the Amended Indenture with the Company for the purpose of amending the terms of the note indenture between the Company and Computershare Trust Company dated as of June 28, 2007, (the “Indenture”), and the terms of the Subordinated Notes governed by the Indenture, in the form of resolution included in the accompanying information circular of the Company dated April 23, 2008 mailed to the holders of such Subordinated Notes;  and

2.	VOTED for such other business as may properly come before the Meeting or any adjournment thereof.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

I/We authorize you to act in accordance with my/our instructions as set out above.
Signature of Noteholder (and title if applicable)

Name of Noteholder (please print)

Number of Subordinated Notes represented by this proxy

2.

DATED this ______ day of _________________, 2008.

PLEASE SEE ACCOMPANYING NOTES

Notes:

1.
This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.
A noteholder has the right to appoint a person (who need not be a noteholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s note trustee indicated below by 2:00 p.m. (Toronto time) on Wednesday, May 7, 2008 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Company’s note trustee.

3.
The notes represented by this proxy will be voted in accordance with the instructions of the noteholder. Where no specification is made for the matter referred to in item 1 herein or where both “For” and “Against” have been specified, such notes will be VOTED FOR the resolution identified in item 1 herein.

4.
The board of directors of the Company has by resolution fixed the close of business on April 17, 2008 as the record date for the determination of the registered holders of Subordinated Notes entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.
7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy in the envelope provided for that purpose, or you may also deliver the form of proxy to:

Computershare
100 University Avenue
9th Floor
M5J 2Y1
Attention: Proxy Department
Fax:1-866-249-77754.